Exhibit 99.1

Genius Group Updated 2024 Financial Guidance:

$105 million to $110 million revenue with

$6.0 million to $7.0 million positive EBITDA

SINGAPORE, March 21, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, announces updated financial guidance for the financial year ending December 31, 2024.

The updated guidance is over 100% higher than previously issued guidance as a result of the Company’s expansion in operations following a series of recent transactions. The Company also has an accelerated go-to-market strategy based on its Genius City Model, which enables the Company to grow its AI education courses and acceleration offerings city-by-city, via four revenue streams: students, entrepreneurs, enterprises and government.

2024 Updated Financial Guidance:

●	Annual pro forma 2024 revenue of $105 million - $110 million, an 83% increase from the previous 2024 revenue guidance of $58 million - $60 million guidance.

●	Pro forma 2024 Adjusted EBITDA of $6.0 million - $7.0 million, a 133% increase from the previous 2024 Adjusted EBITDA guidance of $2.5 million - $3.0 million.

●	Number of students (and users) of 11.5 million to 12 million.

Roger Hamilton, CEO of Genius Group, commented: “Our updated guidance for 2024 represents a significant increase compared to the guidance we released in January 2024.”

The Company believes this is a strong indicator of the demand for AI-powered education and enablement that prepares students and users for the future world of work and entrepreneurship in the Age of AI. We are looking forward to an exciting year ahead and we believe that in addition to focusing on our annual performance goals, we will continue to lay the foundation for the decade ahead and the economy of tomorrow.”

About Genius Group

Genius Group is a world leading AI Education Marketplace, with a mission to disrupt the current education model with a student-centered, life-long learning ecosystem that prepares governments, businesses, entrepreneurs and students with the leadership, entrepreneurial and life skills to build the exponential economies of the future. The group has a group user base of 5.4 million users in 200 countries, ranging from early age to 100.

Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this news release including Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Non-IFRS financial measures are not a substitute for IFRS financial measures.

We calculate Adjusted EBITDA as Net lprofit for the period plus income taxes plus/ minus net finance result plus depreciation and amortization plus/minus share-based compensation expenses plus bad debt provision. Share-based compensation expenses and bad debt provision are included in General and administrative expenses in the Consolidated Statements of Operations. Measuring adjusted EBITDA is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliations of non-IFRS measures, such as Adjusted EBITDA, to the most comparable IFRS measures and management’s reasoning for using them are included in the Company’s earnings press release dated September 29, 2023, which is available on the investor relations section of the Company’s website at ir.geniusgroup.net. Investors are encouraged to read these detailed financial disclosures and reconciliations.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com